Level 32, 100 Queen Street
Melbourne Vic 3000
Phone 03 9273 6607
Fax 03 9273 6016
Email Marriop1@anz.com
www.anz.com

Peter Marriott
Chief Financial Officer

3 January 2007

Mr Donald A. Walker

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington  DC  20549

Dear Mr Walker

Re:	Australia and New Zealand Banking Group Form 20-F for the fiscal year ended September 30, 2005. File No. 001-11760

Thank you for your letter dated December 20, 2006 addressed to Mr McFarlane, Chief Executive Officer, with comments from the staff of the US Securities and Exchange Commission (the “staff”) on Australia and New Zealand Banking Group Limited’s (the “Company’s”) Annual Report on Form 20-F filed on EDGAR on December 23, 2005 (the “Form 20-F”).  In Mr McFarlane’s absence on annual leave, I am responding on behalf of the Company.

Reference in this correspondence to the “Group”, “ANZ”, “us”, “our” and “we” is to Australia and New Zealand Banking Group Limited and its controlled entities.

Attachment 1 to this letter covers our response to your letter dated December 20, 2006.

If you have any queries in respect of this response please do not hesitate to contact either me at Australia and New Zealand Banking Group Limited, Level 32, 100 Queen Street, Melbourne, Victoria 3000, Australia, or our Chief Accountant, Shane Buggle, by telephone at (+613) 9273 4397, or by facsimile at (+613) 9273 6150.

Yours sincerely

/s/ Peter Marriott

PETER MARRIOTT

Chief Financial Officer

(enclosures)

cc:	Amanda Roberts
Cecilia Blye
Jack Guggenheim
(Securities and Exchange Commission)

John Estes
Burr Henly
(Sullivan & Cromwell)

NOTE 57(xi) — Accounting for the Impairment of Loans, page 112

1.                  We read your response to prior Comment 2, which included your proposed disclosures related to the provision for credit impairments. We noted that you have included reference to the effects of oil price changes on your provisions in your proposed disclosures, however these extracts do not provide a full, transparent view of these effects. Please ensure that your other ancillary disclosures, such as those included in Risk Factors and Management’s Discussion and Analysis, present a robust picture of these effects and provide us with additional discussion in your response as necessary to explain these effects.

ANZ response

Extracts from draft 2006 20-F

Additional disclosure in risk factors - Item 4

Where there is objective evidence that a loss event has occurred just prior to balance date that is not reflected in the Risk Grading Framework, ANZ may adjust the provision for credit impairment to allow for the estimated impact of the loss event.  Scenario modeling will be used to support experienced judgment in estimating the adjustment required.   The collective provision for credit impairment currently includes a scenario modeling adjustment to allow for continued uncertainty and expected levels of default due to sustained materially higher oil prices.   Further information in respect of the estimation and unwind of the impact of higher oil prices is provided in the Critical Estimates and Judgements in Applying Accounting Policies section (refer page 74).

Extract of Current Disclosure (oil price) - Item 5

(page 36)

The collective provision for credit impairment charge decreased $154 million (69%) from $223 million for the year ended September 30, 2005 to $69 million for the year ended September 30, 2006.  Adjusting for AIFRS 2005 Adjustments of $15 million (refer page 26), the charge decreased $139 million.  This reduction was driven by the unwind of the provision raised in 2005 to allow for continued uncertainty and expected levels of default due to sustained materially higher oil prices.  During 2006, $77 million of this provision was unwound to offset the emergence of related individual and collective provisions from this scenario impact.  The provision will be progressively reduced as the impact of higher oil prices is reflected in the portfolio.  (Further information in respect of the estimation and unwind of the impact of higher oil prices is provided in the Critical Estimates and Judgements in Applying Accounting Policies section - refer page 74.)  The collective provision for credit impairment charge also reflects strong asset growth, changes in portfolio risk and a reduced benefit from non-continuing businesses following the sale of offshore project finance assets.

(page 74)

Where there is objective evidence that a loss event has occurred just prior to balance date that is not reflected in the Risk Grading Framework, an adjustment may be made to the provision for credit impairment to allow for the estimated impact of the loss event.  Scenario modeling will be used to support experienced judgment in estimating any adjustment required.

For the September 30, 2005 year the spike in Oil Prices was determined to be such a loss event.  The collective provision for credit impairment therefore currently includes a scenario modeling adjustment to allow for continued uncertainty and expected levels of default due to sustained materially higher oil prices

For wholesale portfolios the impact of sustained higher oil prices was estimated based on regression analysis of oil price movements against PD movements based upon historical Standard & Poors data. This regression analysis was then applied to the industries identified by ANZ Economics as being adversely impacted by higher Oil prices to determine the impact on PD (PD multipliers).  These PD multipliers were then applied to the incurred loss estimate to determine a best estimate of the impact of higher oil prices.

The impact of sustained higher oil prices on retail portfolios was estimated based on an analysis by ANZ Economics of an equivalent effect of increased interest rates.  This was then translated into an effect on the household debt service ratio which was then used to determine a best estimate of the impact on incurred losses.

The scenario modeling provision related to oil price will be unwound, over the expected emergence period, to offset the related individual and collective provisions resulting from the higher oil price. The rate of offset is compared with, and supported by, ongoing analysis of the realised impact on each portfolio attributable to increases in oil prices, for example, defaults and downgrades.

General

2.                  It appears from your response that, while you have determined not to undertake new Iranian trade finance transactions, you may still undertake non-U.S. dollar project finance and export trade finance transactions involving Iran. We also understand from your response that you will continue to have correspondent banking relationships with Iranian government banks, including Bank Saderat. Your response also appears to leave open the possibility that future non-U.S. dollar project finance and export trade finance transactions may involve Bank Saderat. As you know, Bank Saderat has been specifically identified by the U.S. Treasury Department as facilitating Iran’s transfer of funds to terrorist organizations. Please expand your qualitative materiality analysis to address the potential impact on your reputation and share value of your continued Iran-related operations, included continued dealings with a bank known to be involved in terrorist financing. In this regard, we refer you to comment 4 in our letter dated November 21, 2006, and the references therein to the investor sentiment evidenced by certain legislative and other initiatives.

ANZ response

Any new project finance or export trade finance involving Iran would need to be within ANZ’s Country Limit for Iran and otherwise comply with relevant ANZ policies including ANZ’s Sanctions policy.  As stated in our letter of December 15, 2006, as of mid-December 2006, ANZ’s country limit for Iran had been reduced to the equivalent of US$34 million.  Currently this Iranian country limit has been fully utilized.

Provided they are consistent with ANZ policy and applicable law, ANZ may still undertake new non-U.S. dollar project finance and trade finance transactions involving Iran in the future.  However, ANZ’s policy is to not enter into any new project finance or export finance transactions involving Bank Saderat.  ANZ expects to close the Bank Saderat AUD correspondent account upon the winding down of ANZ’s existing trade finance exposure to that bank, which ANZ expects will occur by August 2007.  As at November 2006, ANZ’s exposure to Bank Saderat amounted to the equivalent of US$3 million.

Given the limited and financially immaterial nature of ANZ’s project finance and trade finance transactions with Iran, and ANZ’s intention to wind down and ultimately cease its correspondent relationship and its other trade finance activities with Bank Saderat, ANZ does not believe that U.S. investor sentiment referenced in the Staff’s letter of November 21, 2006 poses any material risk to its reputation or share price.

3.                  Please address for us the applicability and potential impact on your Iran-related activities of the Iran Sanctions Act of 1996, as amended on September 30, 2006, by the Iran Freedom Support Act. Your response should address specifically the applicability of amended Section 5(b) of ISA to any participation in transactions resulting, directly or indirectly, in the payment of cash to the Iranian government.

ANZ response

ANZ understands that Section 5(b) of the Iran Sanctions Act of 1996, as amended (the “ISA”) requires the President to impose “two or more” sanctions from a six-sanction menu against any person, including a foreign company, that, the President determines has exported, transferred, or otherwise provided to Iran any goods, services, technology, or other items knowing that the provision of such goods, services, technology, or other items would contribute materially to the ability of Iran to:

(a) acquire or develop chemical, biological, or nuclear weapons or related technologies; or

(b) acquire or develop destabilizing numbers and types of advanced conventional weapons.

ANZ has not participated in any transactions involving the provision to Iran of any goods, services, technology or other items that would materially contribute to Iran’s ability to acquire or develop any of the sorts of weapons or technology described in Section 5(b) of the ISA.  In addition, given the quantitatively immaterial nature of ANZ’s transactions with Iran, any payment of cash to the Iranian government pursuant to certain of these transactions, does not have the potential to materially contribute to Iran’s ability to acquire or develop such weapons or technology.

4.                  We note the representation in your response to our prior comment 4 that you have been conducting a broad based review of matters including whether certain transactions complied with U.S. regulations regarding money laundering, terrorist financing and economic sanctions. You state that you intend to made disclosure regarding these matters in your 2006 20-F. Please provide us with the text of the proposed disclosure.

ANZ response

Extracts from 2006 Form 20-F

Extract from disclosure on Supervision and Regulation — Item 4

ANZ operates in the United States and has a branch in New York and subsidiaries in 26 countries, including ANZ National and ANZNIL in New Zealand and a US bank subsidiary in American Samoa.  In recent years, regulators of financial institutions operating in the US have been increasing their focus on certain financial transactions, including combating money laundering and terrorist financing and on compliance with economic sanctions.  US regulations applicable to operations of financial institutions impose obligations on those financial institutions and their subsidiaries to maintain appropriate policies, procedures and controls to detect, prevent and report such transactions.  Failure by any financial institution to maintain and implement adequate policies and procedures in any of these areas could have legal, cost and reputational consequences for those financial institutions.  ANZ has been conducting a broad-based review of its policies, practices and procedures generally and of certain specific transactions for compliance with those regulations and has notified, and is continuing to consult with, the relevant regulators with respect to the current status of this review.  ANZ is not able to predict what consequences, if any, may arise out of this review.

Extract from disclosure on results of Geographical operations — Item 5

ANZ has a small representative office in Tehran, Iran.  ANZ’s historical contacts with Iran have consisted almost exclusively of trade financing for commodity import and export, non-US dollar correspondent accounts with Iranian Government banks, project finance and foreign exchange services.

In quantitative terms, ANZ’s Iran Country Limit, at its peak in August 2005, was the equivalent of US$310 million, as compared to total cross-border country limits at that time of US $84.4 billion equivalent and the Group’s total assets of US$218 billion.  ANZ’s Iran country limit has been progressively reduced since that time.  As of September 30, 2006, ANZ’s country limit for Iran had been reduced to the equivalent of US$134 million.  As of December, 2006 ANZ’s country limit for Iran had been reduced to the equivalent of US$ 34 million.

ANZ does not have any branches or representative offices in Sudan.

ANZ has some indirect trade finance exposure to Sudan, where a financial institution not located in Sudan is the direct source of payments to ANZ.  At its peak, in June 2006, this potential exposure to Sudan was the equivalent of US$100 million and related exclusively to trade finance for an Australian customer exporting wheat to Sudan.  As of December, 2006 this contingent trade finance exposure to Sudan had been reduced to the equivalent of US$60 million.  No new trade finance exposures involving Sudan have been accepted by ANZ since January 2006.

ANZ does not have any branches or representative offices in Cuba.  ANZ’s maximum permitted exposure to Cuba is the equivalent of US$26.5 million.  ANZ’s contact with Cuba has been limited to the financing of the export of milk powder by a New Zealand customer and the import of nickel by a Chinese customer.

ANZ otherwise refers to its answer to comment 4 of its letter dated 15 December 2006.

In connection with responding to the comments of the Staff, ANZ acknowledges that:

•                  ANZ is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  ANZ may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.